216 16th Street Suite 1350 Denver, CO 80202 PH (303) 893-9000

December 9, 2015

Via Email and EDGAR Transmission

United States Securities and Exchange Commission

The Division of Corporate Finance

100 F Street, N.E.

Washington, D C. 20549-3561

Attn: H. Roger Schwall, Assistant Director

Re:	Lilis Energy, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2014

Filed April 15, 2015

Form 10-Q for the Fiscal Quarter Ended June 30, 2015

Filed August 19, 2015

File No. 1-35330

Dear Mr. Schwall:

As Tamar Donikyan, the Company’s outside counsel from Ellenoff, Grossman & Schole LLP discussed with Mr. Brad Skinner on December 9, 2015, we respectfully request a further extension of time to file our response to your letter dated November 17, 2015. With this extension, we plan to respond to your letter on or before December 18, 2015.

If you have any questions, please do not hesitate to call me at (303) 618-4507.

Sincerely,

/s/ Kevin K. Nanke
Name: Kevin K. Nanke
Title: Chief Financial Officer